Lincoln Life & Annuity

Company of New York

John L. Reizian, Esquire

Assistant Vice President and Associate General Counsel

Lincoln Life & Annuity Company of New York

350 Church Street

Hartford, Connecticut 06103-1106

Telephone: (860) 466-1539

Facsimile:  (860) 466-1778

John.Reizian@LFG.com

VIA EDGAR

November 2, 2009

Ms. Ellen Sazzman, Counsel

Office of Insurance Products

Division of Investment managment

U.S. Securities and Exchange Commission

Room 8634; Mail Stop 8629

100 F Street, N. E.

Washington, DC 20549

Re:	LLANY Separate Account Y. for Flexible Premium Variable Life
Lincoln Life & Annuity Company of New York (“LLANY”)
File No. 811-21029; CIK: 0001164757
Initial Registration Statement, Form N-6
AssetEdgeSM VUL

Dear Ms. Sazzman:

This is in response to your letter dated August 11, 2009 regarding the above referenced filing.

This product is essentially identical to the AssetEdge products recently reviewed except that the Separate Accounts employ the fund managed by American Funds.  In addition to responding to your comments we have made revisions to the prospectus to be consistent with the recently effective AssetEdge supplements.  Accordingly, you will see changes in the following sections:

•      Policy Summary

•      Table I: Transaction Fees (Surrender Charge)

•      Table II:  Periodic Charges Other Than Fund Operating Expenses

•      Policy Charges and Fees

•      Surrender Charges

•      Full Surrenders

•      Mortality and Expense Risk Charge

•      Administrative Fee

•      Your Insurance Policy

•      Benefit Selection Option Examples

•      Premiums

•      Additional Bonus Credits

•      Death Benefits

•      Death Benefit Options

•      Changes to the Initial Specified Amount and Death Benefit Options

•      Lapse and Reinstatement

•      No-Lapse Provision example

•      Appendix A

I have provided both a clean copy and a blacklined version containing the revisions for your review.

Below are the responses to your comments in the order in which they were presented.  Please note, except as otherwise noted, all page number references in the responses relate to the page number of the blacklined copy where the change has been made.

1.  Cover Page (p. 1)

a.     Please confirm that the contract name on the front cover page of the prospectus is and will continue to be the same as the EDGAR class identifiers associated with the contract.

Response:  The contract name on the front cover of the prospectus (American Legacy AssetEdgeSM VUL) is and will continue to be the same as the EDGAR class identifier.

b.     Please disclose to staff whether there are any types of guarantees or support agreements with third parties to support any of the company’s guarantees under the policy or whether the company will be primarily responsible for paying out on any guarantees associated with the policy.

Response:  There are no guarantees or support agreements with third parties to support any of the Company’s guarantees under the policy.

c.     If the Registrant qualifies for and intends to rely on the exemption provided by Rule 12h-7 under the Securities Act of 1934, please include a statement to that effect in the prospectus.

Response:  The Company does not intend to rely on Rule 12h-7.

d.     Please disclose that 1) unlike the separate account, the general account is not segregated or insulated from the claims of the insurance company’s creditors and 2) investors are looking to the financial strength of the insurance company for its obligations under the contract including, for example, guarantees under the death benefit.

Response:

2.  Transaction Fees Table (p. 5)

Please disclose whether premium taxes will be imposed pursuant to Item 3 of Form N-6.

Response:  There is no separate charge for premium taxes imposed by the policy.  The maximum sales charge imposed on premiums (load) of 7.0% (4.0% in policy years 21 and later) is anticipated to cover the Company’s costs for sales expenses and any policy-related state and federal tax liabilities.  In considering policy-related state taxes, the Company considers the average of the taxes imposed by the states rather than any taxes specifically imposed bythe state in which the policy owner resides.  Under such circumstances, we believe that Instruction 1 (c) to Item 3 permits our presentation.

3.  Total Annual Fund Operating Expenses Table (p. 9)

a.     Please confirm to staff that the Total Annual Fund Operating Expenses table for the portfolio companies includes fees and expenses incurred indirectly by the portfolio companies as a result of investment in shares of one or more Acquired Funds calculated in accordance with Instructions 3(f) to Item 3 of Form N-1A.

Response:  Please be advised there are no acquired fund fees within this product.

b.     Please confirm to staff that the Total Annual Fund Operating Expenses table does not reflect any fee waivers or reimbursements.

Response:  There are no fee waivers or reimbursements for any of the funds within this product.

4.  Sub-Accounts and Funds (p.12)

a.     If applicable, please note that funds offered in a fund of fund structure may have higher expenses than funds invested directly in debt and equity securities.  See Form N-6, Item 4(c).

Response:  Not applicable for this product.

5.  Right to Examine Period (p. 22)

For clarity, please note explicitly whether or not the deadline for cancellation is the later of the two times allowed.

Response:  We have revised the first sentence in this section as follows:

You may return your policy to us for cancellation within, the greater of, 45 days after the application is signed or 10 days after you receive it (60 days after receipt for policies issued in replacement of other insurance).

6.  Additional Bonus Credits (p. 34)

Please confirm to staff that the Registrant does not intend to recapture any amount of the Additional Bonus Credit.

Response:  The Additional Bonus Credit (in other states known as Persistency Bonus) is contractually guaranteed, and will not be recaptured.

7.  Death Benefit Options (p. 34)

Please explain to staff how the Death Benefit Option 2 factor of 115% was determined.

Response:  The Death Benefit Option 2 factor of115% was not derived from or related to any particular actuarial aspect of the policy other than representing a change in the derived Specified Amounts which put the policy in a better position vis-à-vis its competition.

8.  Policy Surrenders (p. 38)

a.     Please clarify the phrase “reduced guaranteed nonparticipating paid-up insurance” in the forth paragraph of this section.

Response:  This provision is required by the New York Insurance Department to be included in the policy form.  Basically, the New York Department requires that the policy owner have a right to exchange the variable life insurance policy for a policy which requires the payment of no further premium and has a fixed death benefit which does not vary based upon the experience of a separate account.  Rather than include a very lengthy discussion of the policy to be issued, we will revise the paragraph and request that a policy owner who is considering such an exchange contact his or her financial adviser.  The paragraph on page 38 will be revised to read as follows:

At any time, you may transfer all of the Separate Account value to the Fixed Account. You may then surrender the policy in exchange for a life insurance policy the values and benefits of which do not depend upon the performance of a separate account. The new policy will not require the payment of further premiums, and the amount of the death benefit will be equal to what can be purchased on a single premium basis by the surrender value of the policy you are surrendering. Please contact your financial adviser for an illustration of the policy you could receive if you decide to exchange your policy.

b.     Please clarify charges applicable to such “paid-up insurance”.

Response:  Please refer to the paragraph added above.  There is no additional charge upon issuance of the policy.

c.     Please also clarify how the amount of paid-up insurance will be determined.  For example, clarify the reference to “guaranteed interest and mortality basis of the original policy” and provide an example.

Response:  Please refer to the paragraph added above.  The Death Benefit will be equal to what can be purchased on a single premium basis by the surrender value of the policy you are surrendering.

d.     Please disclose how the contract owner will be informed of the amount of paid up insurance that the contract’s surrender value will purchase.

Response:  The client will receive an illustration disclosing the amount.

e.     Please disclose with greater specificity the advantages and disadvantages to a contract owner of transferring separate account value to the fixed account and then surrendering the policy for reduced guaranteed nonparticipating paid-up insurance, as described in the third paragraph of this section.

Response:  Please refer to the paragraph added above.

9.  Glossary of Terms (p. 53)

Please revise the definition of the term “Premium” to consistently use either the term “Premium” or “Premium Payment”.

Response:  We have revised the definition to reflect solely the word “Premium”.

10.  Contracts and Agreements (Part C)

Where required by Item 26 of Form N-6, please file actual agreements as opposed to “form of” agreements, e.g. underwriting contracts and reinsurance contracts. If actual agreement is not yet available, please indicate that it will be filed by subsequent amendment.

Response:  We have corrected the reference.  The actual agreement had previously been filed.

11.  Power of Attorney (Part C)

Power of Attorney specifically referring to the 1933 Act file number will be included with Pre-Effective Amendment No. 1.

12.  Financial Statements, Exhibits and Other Information

Required financial statements, consent of independent registered public accounting firm, opinion of counsel and other exhibits will be filed by Pre-Effective Amendment No. 1.

13.  Tandy Representations

Our letter requesting acceleration of the registration statement will include the “Tandy Representations”.

Thank you in advance for your assistance.  Should you have comments or questions, I may be reached by telephone or facsimile at the numbers noted above, or by e-mail at: John.Reizian@LFG.com

Sincerely,

/s/ John L. Reizian

John L. Reizian
Assistant Vice President and Associate General Counsel